NEWS RELEASE                                                  [CIGNA Logo]
                                   Exhibit 20


         For Release:    Immediate

         Contact: Edwin J. Detrick, Investor Relations - (215) 761-6130 Wendell Potter, Media Relations - (215) 761-6133


                    CIGNA REPORTS THIRD QUARTER 1999 RESULTS

PHILADELPHIA, November 1, 1999 -- CIGNA Corporation (NYSE: CI) today reported third quarter operating income* from continuing operations of $286 million, or $1.47 per share, compared with operating income from continuing operations of $237 million ($1.12 per share) for the third quarter of 1998.

Third quarter 1999 operating income excludes the following non-recurring items:

     o an after-tax gain of $1.2 billion for the sale of the property and casualty (P&C) business to ACE Limited (reported in discontinued operations);

     o a $400 million after-tax charge attributable to certain Brazilian investments; and

     o $10 million of after-tax restructuring charges for cost reduction initiatives subsequent to the sale of P&C.

For the nine months of 1999, operating income from continuing operations was $766 million ($3.76 per share), excluding the non-recurring items noted above and an after-tax gain of $43 million from the second quarter sale of a partial interest in CIGNA's Japanese life insurance business. This

-------------------------------------------

* Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and the cumulative effect of an accounting change.
     Earnings  per  share  amounts  are on a diluted  basis,  except as noted on
     Exhibit 2.

compares with $671 million ($3.12 per share) for the same period a year ago, excluding an after-tax gain of $202 million from the sale of CIGNA's individual life insurance and annuity business that was reported in the first quarter of 1998.

SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits
--------------------------------------------------
This segment includes CIGNA's HMO, medical and dental indemnity, disability, specialty health care and group life insurance operations. The segment had operating income of $182 million in the third quarter of 1999, compared with $159 million for the same period last year. For the nine months of 1999, operating income was $512 million, compared with $433 million for the same period in 1998.

Revenues for the third quarter were $3.4 billion, compared with $3.2 billion for the same period last year.

Total medical covered lives were 13.3 million at September 30, 1999, up 6% from September 30, 1998. HMO medical membership was 6.7 million members, up 4% from September 30, 1998. Medical indemnity lives were 6.6 million, up 9% from September 30, 1998.

Employee Retirement Benefits and Investment Services
----------------------------------------------------
This segment, which operates in the defined contribution, defined benefit and corporate life insurance markets, had operating income of $66 million in the third quarter of 1999, compared with $63 million for the same period last year. For the nine months of 1999 and 1998, operating income was $196 million and $184 million, respectively.

Assets under management at September 30, 1999 were $52.8 billion, an increase of 7% from $49.3 billion as of September 30, 1998.

International Life, Health and Employee Benefits
------------------------------------------------
This segment, which includes CIGNA's life insurance and employee benefits businesses operating in international markets, had third quarter operating income of $6 million, excluding the $400 million after-tax charge for Brazilian investments noted above and a $3 million after-tax restructuring charge. This compares with operating income of $14 million for the same period last year. The segment's operating income for the nine months of 1999 was $10 million, excluding the charge attributable to Brazilian investments, the restructuring charge and the after-tax gain of $43 million associated with the sale of a partial interest in CIGNA's Japanese life insurance business. Operating income for the segment was $30 million for the nine months of 1998.

Other Operations
----------------
Other Operations includes gain recognition related to the sale of the individual life insurance and annuity business, and the results of the leveraged corporate life insurance operation, the life and health reinsurance business, certain new business initiatives, the settlement annuity business and investment and real estate subsidiaries. Other Operations had operating income of $33 million in the third quarter of 1999, compared with $30 million for the same period last year. For the nine months ended September 30, 1999, Other Operations had operating income of $100 million, compared with $90 million reported for the nine months ended September 30, 1998, excluding the $202 million after-tax gain from the sale of the individual life insurance and annuity business.

Corporate
---------
Corporate includes unallocated investment income and parent company expenses, primarily debt service. The Corporate segment reported a loss of $1 million in the third quarter of 1999, excluding a $7 million after-tax restructuring charge, compared with a loss of $29 million for the same period last year. Excluding the restructuring charge, the operating loss for the nine months of 1999 was $52 million, compared with a loss of $66 million for the same period last year.

NET INCOME
----------
Consolidated net income was $1.1 billion, or $5.44 per share for the third quarter of 1999, including the non-recurring items noted above. Consolidated net income for the third quarter of 1998 was $251 million, or $1.19 per share. For the nine months of 1999, consolidated net income was $1.5 billion, or $7.28 per share, including the non-recurring items noted earlier, the $43 million after-tax gain in the second quarter from the sale of a partial interest in CIGNA's Japanese life insurance business, and a $91 million after-tax charge in the first quarter for the cumulative effect of adopting a new accounting standard for guaranty fund and other insurance-related assessments, primarily related to the discontinued P&C operations. Consolidated net income for the nine months of 1998 was $1.1 billion, or $4.90 per share, including the after-tax gain of $202 million, recognized in the first quarter, from the sale of CIGNA's individual life insurance and annuity business.

REVENUES
--------
Consolidated revenues from ongoing operations for the third quarter and nine months of 1999 were $4.7 billion and $13.9 billion, respectively, compared with $4.3 billion and $12.8 billion for the third quarter and nine months of 1998, excluding the effects of the sale of the property and casualty and individual life insurance and annuity businesses.

ASSETS/SHAREHOLDERS' EQUITY
---------------------------
Assets at September 30, 1999 were $92.8 billion, compared with $95.9 billion at December 31, 1998. Shareholders' equity was $7.2 billion ($38.59 per share) at September 30, 1999, compared with $8.3 billion ($40.25 per share) at December 31, 1998.

SHARE REPURCHASE
----------------
During the third quarter of 1999, CIGNA repurchased 12.8 million shares of its common stock for $1.1 billion. In October, CIGNA repurchased 7.3 million shares for $539 million. CIGNA's share repurchase authority was increased by $2 billion at the September 1999 Board of Directors meeting, and remaining authority at November 1 was $1.5 billion.

Quarterly   earnings  are  available  on  CIGNA's  home  page  on  the  Internet
(http://www.cigna.com).

                                                                                                                         Exhibit 1
CIGNA  CORPORATION
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS                                                                           [CIGNA LOGO]
(Dollars in millions, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------
                                                                          Three Months Ended             Nine Months Ended
                                                                             September 30,                  September 30,
                                                                          1999            1998         1999            1998
------------------------------------------------------------------------------------------------------------------------------
REVENUES (Excluding discontinued operations)
    Premiums and fees                                                  $   3,781      $   3,344      $  11,092      $   9,914
    Net investment income                                                    762            766          2,217          2,344
    Other revenues                                                           157            150            495            469
    Gain on sale of businesses (1)                                            --             --             66            316
    Realized investment gains (losses)                                       (11)            42             13            121
-----------------------------------------------------------------------------------------------------------------------------
         Total                                                         $   4,689      $   4,302      $  13,883      $  13,164
-----------------------------------------------------------------------======================================================

OPERATING INCOME (LOSS) BY SEGMENT (1)(2) (Excluding
  discontinued operations)
    Employee Health Care, Life and Disability Benefits:
        Indemnity operations                                           $      78      $      77      $     219      $     219
        HMO operations                                                       104             82            293            214
                                                                     -----------    -----------    --------------------------
          Total Employee Health Care, Life and Disability Benefits           182            159            512            433
    Employee Retirement Benefits and Investment Services                      66             63            196            184
    International Life, Health and Employee Benefits (3)                    (397)            14           (350)            30
    Other Operations                                                          33             30            100            292
    Corporate (4)                                                             (8)           (29)           (59)           (66)
-----------------------------------------------------------------------------------------------------------------------------
        Total                                                          $    (124)     $     237      $     399      $     873
-----------------------------------------------------------------------======================================================

INCOME (LOSS) FROM CONTINUING OPERATIONS
    Employee Health Care, Life and Disability Benefits:
        Indemnity operations                                           $      72      $      96      $     222      $     274
        HMO operations                                                       104             82            293            214
                                                                     -----------    -----------    --------------------------
          Total Employee Health Care, Life and Disability Benefits           176            178            515            488
    Employee Retirement Benefits and Investment Services                      65             69            202            203
    International Life, Health and Employee Benefits (3)                    (397)            12           (351)            28
    Other Operations                                                          32             34            100            299
    Corporate (4)                                                             (8)           (29)           (59)           (66)
-----------------------------------------------------------------------------------------------------------------------------
        Total                                                          $    (132)     $     264      $     407      $     952
-----------------------------------------------------------------------======================================================

DILUTED EARNINGS PER SHARE:
    Operating income (loss) (Excluding discontinued operations)        $   (0.64)     $    1.12      $    1.96      $    4.06
    After-tax realized investment gains (losses)
        (Excluding discontinued operations)                                (0.04)          0.13           0.04           0.36
-----------------------------------------------------------------------------------------------------------------------------
    Income (loss) from continuing operations                               (0.68)          1.25           2.00           4.42
    Income (loss) from discontinued operations, net of taxes (5)            6.12          (0.06)          5.73           0.48
-----------------------------------------------------------------------------------------------------------------------------
    Income before cumulative effect of accounting change                    5.44           1.19           7.73           4.90
    Cumulative effect of accounting change, net of taxes                      --             --          (0.45)            --
-----------------------------------------------------------------------------------------------------------------------------
    Net income                                                         $    5.44      $    1.19      $    7.28      $    4.90
-----------------------------------------------------------------------======================================================
    Weighted average shares (in thousands)                               195,137        211,512        203,474        215,247
-----------------------------------------------------------------------======================================================

SHAREHOLDERS' EQUITY at September 30:                                                                $   7,176      $   8,156
-----------------------------------------------------------------------------------------------------========================

SHAREHOLDERS' EQUITY PER SHARE at September 30:                                                      $   38.59      $   39.50
-----------------------------------------------------------------------------------------------------========================

(1) Reflects the second quarter 1999 pre-tax gain of $66 million ($43 million after-tax) recognized upon the sale of a partial interest in CIGNA's Japanese life insurance operations and the first quarter 1998 pre-tax gain of $316 million ($202 million after-tax) recognized as of January 1, 1998 in connection with the sale of the individual life insurance and annuity business.

(2) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results. Operating income (loss) in 1999 also excludes the cumulative effect of adopting a new accounting pronouncement.

(3) Includes a third quarter 1999 after-tax charge of $400 million ($478 million pre-tax) attributable to certain Brazilian investments and a third quarter 1999 after-tax charge of $3 million ($4 million pre-tax) for restructuring costs.

(4) Includes a third quarter 1999 after-tax charge of $7 million ($11 million pre-tax) for restructuring costs.

(5) Includes a third quarter 1999 after-tax gain of $1.2 billion recognized upon completion of the sale of the property and casualty business.

CIGNA Corporation
Supplemental Financial Information
Financial Data Excluding Specific  Adjustments - Results of Operations
(Dollars in millions, except per share amounts)
                                                                                                                      Exhibit 2
                                             Employee Health Care, Life & Disability Benefits   Employee
                                                                                           Retirement Benefits
                                                  Indemnity       HMOs          Total      & Investment Svcs.
Three months ended September 30,                 1999   1998   1999   1998   1999    1998     1999      1998
                                               --------------------------------------------------------------

Operating income (loss) before adjustments       $ 78   $ 77  $ 104   $ 82  $ 182   $ 159     $ 66      $ 63
Adjustments:  increase (decrease)
   Brazilian operations charge                      -      -      -      -      -       -        -         -
   Restructuring charge                             -      -      -      -      -       -        -         -
                                               --------------------------------------------------------------
Operating income (loss) as published               78     77    104     82    182     159       66        63
                                               --------------------------------------------------------------

After-tax realized investment gains (losses)       (6)    19      -      -     (6)     19       (1)        6
-------------------------------------------------------------------------------------------------------------

 Income (loss) from continuing operations        $ 72   $ 96  $ 104   $ 82  $ 176   $ 178     $ 65      $ 69
=============================================================================================================

                                               International                                                        Diluted
                                               Life, Health &     Other                                             Earnings
                                               Emp. Benefits    Operations     Corporate       Consolidated        Per Share
Three months ended September 30,                  1999   1998    1999   1998   1999    1998     1999       1998   1999      1998
                                               ----------------------------------------------------------------------------------


Operating income (loss) before adjustments         $ 6   $ 14    $ 33   $ 30   $ (1)  $ (29)   $ 286      $ 237 $ 1.47 *  $ 1.12
Adjustments:  increase (decrease)
   Brazilian operations charge                    (400)     -       -      -      -       -     (400)         -  (2.06)        -
   Restructuring charge                             (3)     -       -      -     (7)      -      (10)         -  (0.05)        -
                                               ----------------------------------------------------------------------------------
Operating income (loss) as published              (397)    14      33     30     (8)    (29)    (124)       237  (0.64)     1.12
                                               ----------------------------------------------------------------------------------

After-tax realized investment gains (losses)         -     (2)     (1)     4      -       -       (8)        27  (0.04)     0.13
---------------------------------------------------------------------------------------------------------------------------------

 Income (loss) from continuing operations       $ (397)  $ 12    $ 32   $ 34   $ (8)  $ (29)  $ (132)     $ 264 $(0.68)   $ 1.25
=================================================================================================================================




                                             Employee Health Care, Life & Disability Benefits   Employee
                                                                                           Retirement Benefits
                                                  Indemnity       HMOs          Total      & Investment Svcs.
Nine months ended September 30,                  1999   1998   1999   1998   1999    1998     1999      1998
                                               --------------------------------------------------------------


Operating income (loss) before adjustments      $ 219  $ 219  $ 293  $ 214  $ 512   $ 433    $ 196     $ 184
Adjustments:  increase (decrease)
   Brazilian operations charge                      -      -      -      -      -       -        -         -
   Restructuring charge                             -      -      -      -      -       -        -         -
   Gain on sale of Japanese
            life insurance operations               -      -      -      -      -       -        -         -
   Gain on sale of individual life
            insurance and annuity business          -      -      -      -      -       -        -         -
                                               --------------------------------------------------------------
Operating income (loss) as published              219    219    293    214    512     433      196       184
                                               --------------------------------------------------------------

After-tax realized investment gains (losses)        3     55      -      -      3      55        6        19
-------------------------------------------------------------------------------------------------------------

 Income (loss) from continuing operations       $ 222  $ 274  $ 293  $ 214  $ 515   $ 488    $ 202     $ 203
=============================================================================================================















                                               International                                                        Diluted
                                               Life, Health &     Other                                             Earnings
                                               Emp. Benefits    Operations     Corporate       Consolidated        Per Share
Nine months ended September 30,                   1999   1998    1999   1998   1999    1998     1999       1998   1999      1998
                                               ----------------------------------------------------------------------------------


Operating income (loss) before adjustments        $ 10   $ 30   $ 100   $ 90  $ (52)  $ (66)   $ 766      $ 671 $ 3.76    $ 3.12
Adjustments:  increase (decrease)
   Brazilian operations charge                    (400)     -       -      -      -       -     (400)         -  (1.96)        -
   Restructuring charge                             (3)     -       -      -     (7)      -      (10)         -  (0.05)        -
   Gain on sale of Japanese
            life insurance operations               43      -       -      -      -       -       43          -   0.21         -
   Gain on sale of individual life
            insurance and annuity business           -      -       -    202      -       -        -        202      -      0.94
                                               ----------------------------------------------------------------------------------
Operating income (loss) as published              (350)    30     100    292    (59)    (66)     399        873   1.96      4.06
                                               ----------------------------------------------------------------------------------

After-tax realized investment gains (losses)        (1)    (2)      -      7      -       -        8         79   0.04      0.36
---------------------------------------------------------------------------------------------------------------------------------

 Income (loss) from continuing operations       $ (351)  $ 28   $ 100  $ 299  $ (59)  $ (66)   $ 407      $ 952 $ 2.00    $ 4.42
=================================================================================================================================


* Because of the overall loss from continuing operations for the quarter, the number of shares used to compute operating income per share before adjustments does not reflect the dilution caused by stock options and restricted stock grants of approximately 2.6 million shares. If they were included in the computation of per share amounts, operating income per share before adjustments would have been $1.45 per share for the quarter.

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